PUTNAM SMALL CAP VALUE FUND
77D


Subject to shareholder approval at a shareholder meeting currently expected to be held within the next six months, the Trustees approved on June 10, 2004 the following revised versions of fundamental restrictions (6) and 9:
(6)	The fund may not with respect to 75% of its total assets,
invest in securities of any issuer if, immediately after
such investment, more than 5% of the total assets of the
fund (taken at current value) would be invested in the
securities of such issuer; provided that this limitation
does not apply to obligations issued or guaranteed as to
interest or principal by the U.S. government or its
agencies or instrumentalities or to securities issued by
other investment companies.
(9)		The fund may not issue any class of securities
which is senior to the fundS shares of beneficial interest, except for permitted borrowings.